4 November 2005

Mr. Thomas Flinn
Division of Corporate Finance
Securities and Exchange Commission

Dear Mr. Flinn:

I have reviewed your comments of November 3, 2005 concerning past Central American Equities filings and have attached my responses. Please let me know if you need additional information.

Sincerely,




s/ Michael Caggiano

Michael Caggiano
President and CEO
Central American Equities



Form 10-KSB for the Fiscal Year Ended December 31, 2004.

Item 8A Controls and Procedures.

Items 307 and 308 (c) refer to our internal controls for financial reporting. We are a small company and I (as CEO) work closely with our management and particularly our accounting department to make certain that reporting procedures are checked and enforced. I can place the following formal explanation in an amended 10K for December 31, 2004:

"The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management including the Chief Executive Officer and Chief Financial Office we evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls, and no corrective actions taken with regard to significant deficiencies or material weaknesses in such controls, subsequent to the date of our most recent evaluation of internal controls."


Form 10-QSB for the Quarterly Periods Ended March 31, 2005 and
June 30, 2005

Item 3 Controls and Procedures.

I did not provide the disclosures required by Items 307 and 308(c) because I was unaware of the requirement to provide them. However I believe that the company does maintain adequate disclosure controls and procedures.
Every three-month period I work closely with my management to review those procedures as we assemble the financial information necessary to meet the requirements of 10Q and 10K reports. However, I can place the following formal explanation in the 10Q that I will shortly file for the period ending September 30, 2005:

"The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. During the 90-day period prior to the date of this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls, and no corrective actions taken with regard to significant deficiencies or material weaknesses in such controls, subsequent to the date of our most recent evaluation of internal controls."